

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2014

Via E-mail
Stephen Alfers
President and Chief Executive Officer
Pershing Gold Corporation
1658 Cole Boulevard
Building 6 – Suite 210
Lakewood, CO 80401

> **Re:** **Pershing Gold Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 20, 2014**
> **File No. 333-192317**

Dear Mr. Alfers:

We have reviewed your responses to the comments in our letter dated December 9, 2013 and have the following additional comments.

General

1. Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

Executive Compensation, page 33

2. Please revise this section to include Item 402 of Regulation S-K disclosure for the fiscal year ended December 31, 2013. For guidance, refer to Question 117.05 of the Regulation S-K Compliance and Disclosure Interpretations.

Selling Stockholders, page 40

3. We note your response to our prior comment 1 and that you have revised the footnotes to the table on page 41 to identify two of the selling stockholders as registered broker-dealers. Please tell us whether the shares being offered by these broker-dealers were received as underwriting compensation. If not, please revise to identify these selling stockholders as underwriters.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
       Deborah J. Friedman
       Davis Graham & Stubbs LLP